Exhibit 4-9
AGREEMENT ENTERED INTO BY AND BETWEEN MINERA SEABRIDGE GOLD, S.A. DE C.V., REPRESENTED IN THIS ACT BY EDUARDO ROBLES ELÍAS, AND MINERA HECLA, S.A. DE C.V., REPRESENTED IN THIS ACT BY MR. RODRIGO SÁNCHEZ-MEJORADA V. AND BY MR. SCOTT HARTMAN, UNDER THE FOLLOWING

RECITALS

I.      Minera Hecla, S.A. de C.V. (hereinafter referred to as “Hecla”), through its representative declares and represents that:

I.A.  It is a Mexican mining company, which was incorporated by public deed 145,539 granted on April 24, 1992, before Mr. Fausto Rico Alvarez, Notary Public 6 of the Federal District, originally registered at the Public Registry of Commerce of Culiacán under number 160 of Book number 194, Second Auxiliary of Commerce, on June 16, 1992 and in the Public Registry of Mining, under number 155, pages 133 front and back, volume XXIX of the Book of Mining Companies.

I.B.  Its representatives have the necessary authority to act in name and representation of Hecla, obligating it in the terms of this agreement, authority that to the date of signature of this document has not been revoked or modified in any way, pursuant to notarial deed # 29,907, dated January 8, 2002, granted before Lic. José María Morera González, notary public # 102, of the Federal District.

I.C.  It is the present and sole owner of the following mining concessions, which are registered in its favor at the Public Registry of Mining (hereinafter the “Concessions”).

I.C.1.  Mining concession over the Noche Buena mining lot, located in the Municipality of Caborea, Sonora, with a surface of 30 hectares title #217,985, valid from September 18, 2002, registered in the Public Registry of Mining under number 245, page 123, volume 331 of the Book of Mining Concessions on September 18, 2002.

I.C.2.  Mining concession over the Juliana mining lot, located in the Municipality of Caborea, Sonora, with a surface of 970 hectares title #217,805, valid from August 23, 2002, registered in the Public Registry of Mining under number 65, page 33, volume 331 of the Book of Mining Concessions on August 23, 2002.

I.D.  The Concessions are in compliance with the obligations required by the Mining Law and its Regulations and specifically execution and filing of work assessment reports and in the payment of mining rights, due to which it is not aware of any cause for the Concessions to be cancelled or declared void.

I.E.  The Concessions and the rights that derive from the same are free of any lien, attachment, garnishment, sequestration, caveat, or encumbrance, are not object of any option, exploration, exploitation, royalty, or any other kind of agreement with a third party, that there is no trial or controversy, actual or pending or threatened, by or against any person or authority regarding any of the Concessions or any of the rights that derive from the same, and that there is not any circumstance that may impede or obstruct the free exercise of the rights resulting from both Concessions and the transfer of the Concessions to Seabridge as agreed upon in this contract.

I.F.  Hecla owns two bunkhouses, a kitchen, a generator shed and a core shack located on the surface of the “Juliana” mining lot (hereinafter the “Buildings”), all of minimal value.

I.G.  Hecla has certain surface access rights to the land owned or possessed by Mr. Francisco Manuel Pesqueira Escalante to carry out work in the mining lots, which Hecla will terminate on the date of this agreement and which are not being transferred to Minera Seabridge Gold, S.A. de C.V. Hecla represents that it paid all amounts owed and fulfilled all obligations due to the surface land owner or possessor, to the satisfaction of the owner or possessor, that, to the best of its knowledge, there are no disputes or threatened disputes with the said owner or possessor, and that it will bee Seabridge harmless and free and clear of any claim coming from said owner or possessor originating before the date of this agreement.

II.   Minera Seabridge Gold, S.A. de C.V. (hereinafter referred to as “Seabridge”), through its representative declares and represents that:

II.A.   It is a Mexican mining company, which was incorporated by public deed # 2,448 granted on March 23, 2006, before Mr. Salomón Griego García, Corredor Público of the State of Sonora, registered at the Public Registry of Commerce of Hermosillo, Sonora, under electronic mercantile folio # 34921*7 on April 4, 2006, and still unregistered at the Public Registry of Mining.

II.B.    Its representatives has the necessary authority to act in name and representation of Seabridge, obligating it in the terms of this agreement, authority that to the date of signature of this document has not been revoked or modified in any way, pursuant to notarial deed mentioned in the preceding recital

II.C.    That it wishes to purchase from Hecla the Concessions in the conditions stated in recitals I.D. and I.E hereof.

II.D.   That it will reach an agreement with the surface owners or possessors where the Buildings are located in order for the Buildings to continue on the surface land, and that in such agreement Seabridge will assume the obligation to remove the Buildings at its own cost.

Given the above, Hecla and Seabridge agree on the following:

C L A U S E S

FIRST.- Hecla sells to Seabridge in the conditions indicated in recitals I.D. and I.E. hereof, who purchases, the Concessions.

SECOND.- The price of the Concessions is the amount of US$4,325,000 (four million three hundred twenty five thousand 00/100 dollars of the United States of America) plus the corresponding value added tax of US$648,750 (six hundred forty eight thousand seven hundred fifty 00/100 dollars of the United States of America), same price and value added tax which Seabridge pays to Hecla by wire transfer to account #0200031102, Idaho Independent Bank, ABA #123103732, upon receipt by Rod Chisholm of an electronic version (pdf version) of this agreement signed by both Hecla representatives, to the rchisholm@bellnet.ca, with copy to Eduardo Robles Elías to the address erobles@lrtc-law.com Seabridge and Hecla obligate themselves to ratify this agreement before a notary public as soon as possible, and in any event within ten calendar days, following its signing. Within ten calendar days of Hecla receiving from Seabridge information on Seabridge’s tax address and registration code in the Federal Registry of Taxpayers, Hecla shall issue and deliver to Seabridge a tax factura covering the above price and its value added tax.

As soon as possible, and in any event within ten calendar days, following the signing of this agreement, Hecla shall deliver to Seabridge (i) the original concession titles for the Concessions, (ii) the original assessment work reports filed so far in regard to the Concessions, (iii) authentic copies of the receipts for payments of mining taxes due on the Concessions, (iv) original communications received from and sent to or filed with the Mining Bureau regarding the

Concessions, (v) original communications, if any, received from and sent to or filed with the tax authorities regarding the Concessions, (vi) original contracts and agreements, if any, pertaining to the Concessions, whether or not terminated, rescinded, or expired, and (vii) the original of all statistic, technical and accounting reports, if any, filed with the Mining Bureau in regard to the Concessions.

THIRD.- Hecla hereby transfers to Seabridge, at no additional cost, on an as-is, where-is basis a) the Buildings and b) the drill cores which are currently stored in the core shack on the surface of the “Juliana” mining lot, of which Seabridge acknowledges virtual receipt. Hecla also shall deliver to Seabridge, as soon as possible, and in any event within ten calendar days, following the signing of this agreement, documentary information regarding such cores. Hecla assumes no liability of any nature regarding such cores and information, and makes no representations regarding the accuracy or completeness of same.

Hecla also transfers to Seabridge, without additional cost, the rights that Hecla may have to access the surface land of the Ejido “El Diamante”, Municipality of Caborca, Sonora, without liability to Hecla and without giving any assurances that the ejido will honor said access rights.

FOURTH.- Seabridge agrees to indemnify and hold Hecla harmless from any liability derived from the lack of removal of the buildings from the surface land.

Hecla shall keep Seabridge free and clear of demands, criminal complaints, claims, proceedings, lawsuits, penalties, fines, liabilities, condemnation orders or suspension of activities orders, resolutions and judgments directly or indirectly related with the non-performance of obligations by Hecla or any of its contractors (or of any of their subcontractors) due to the carrying out of works before the date of this agreement on the Noche Buena lot on the Juliana lot, provided for in laws, regulations, official Mexican norms and other rules relating to ecological balance and protection of the environment, health, explosives, use of land, archeological, historical or paleontological remnants and other matters directly or indirectly related with such works, it shall indemnify Seabridge the damages and pay the losses Seabridge may suffer directly or indirectly related with the lack of performance of any of said obligations; and reimburse Seabridge, within 5 (five) calendar days following the date on which Seabridge so requests, the fees and court costs and expenses that Seabridge may pay to defend itself from such demands, criminal complaints, claims, proceedings, lawsuits, penalties, fines, liabilities, condemnation orders or suspension of activities orders, resolutions and judgments; provided Seabridge notified Hecla of the existence of such within 10 (ten) calendar days following Seabridge learning of same, unless the term to respond or the term to file defenses is less than ten (10) calendar days, in which case Seabridge shall timely notify Hecla of the event in question within such terms.

Hecla shall keep Seabridge free and clear of demands, criminal complaints, claims, proceedings, lawsuits, penalties, liabilities, condemnation orders or suspension of activities orders, fines and judgments directly or indirectly related with the workers and personnel that Hecla or any of its contractors (or of any of their subcontractors) may have employed for the performance of the works on the Noche Buena lot on the Juliana lot before the date of execution of this agreement, which include but are not limited to the obligations related to the respective labor benefits, to the Mexican Institute of Social Security, the Institute of the National Fund of Housing for Workers, to the retirement savings funds and the withholding and payment of taxes of any nature that may have arisen due to said labor relations; Hecla shall indemnify Seabridge the damages and pay the losses that Seabridge may suffer directly or indirectly related with the lack of performance of any of said obligations, and reimburse Seabridge, within 5 (five) calendar days following the date on which Seabridge so requests, the fees and court costs and expenses that Seabridge may pay to defend itself from such demands, criminal complaints, claims, proceedings, lawsuits, penalties, fines, liabilities, condemnation orders or suspension of activities orders, fines and judgments; provided Seabridge notified Hecla of the existence of such within 10 (ten) calendar days following Seabridge learning of same, unless the term to respond or the term to file defenses is less than 10 (ten) calendar days, in which case Seabridge shall timely notify Hecla of the event in qustion within such terms.

Under no circumstances shall Seabridge be understood to be substituting or shall substitute Hecla or any of its contractors (or any subcontractors of same) as employer in its labor relations with the personnel or workers mentioned in the immediately preceding paragraph and neither shall it be understood to be assuming the performance of any of such obligations by means.

FIFTH.- All taxes, fees, registration and notarial expenses resulting from the granting and notarial ratification of the present agreement shall be covered by Seabridge, except for the income tax, if any, which shall be borne by Hecla. Each party shall pay its own legal and other costs related with the negotiation of this agreement.

SIXTH.- The parties of this agreement are obligated to the registration of the same before the Public Registry of Mines as soon as possible after its signature and notarial ratification, which registration shall be applied for by Seabridge. Hecla and Seabridge are obligated to provide and/or sign any additional document that may be necessary to obtain the registration and to give full effect to this agreement. Hecla will be obligated to pay mining duties and file assessment work reports until the date of ratification of this agreement by Hecla.

SEVENTH.- Every notice between the parties according to the present agreement shall be made in writing, delivered personally to the following addresses:

Hecla 6500 N. Mineral Dr. Suite 200 Coeur d’Alene, ID 83815 Attention: Ron Clayton
Seabridge Bulevar Hidalgo 64 Colonial Centenario Hermosillo, Sonora 83260 Attention: Eduardo Robles Elías

EIGHTH.- The parties state under oath that their respective declarations, statements, and assurances made and given in this agreement, are exact, complete, true and verifiable, and that the same shall obligate the parties and survive the execution of this agreement. This agreement supersedes and leaves with no effect any previous communication, letter of intent, understanding or agreement regarding its subject matter.

NINTH.- This agreement is signed in English and Spanish. In case of discrepancy between both versions the English version shall prevail.

TENTH.- For every controversy that may arise between the parties regarding the interpretation or execution of the present agreement, the parties submit to the jurisdiction of the competent courts of Mexico, Federal District, or Hermosillo, Sonora, at the plaintiff’s election and expressly waive any other that may correspond to them.

The present agreement is signed in triplicate

Minera Hecla, S.A. de C.V.	Minera Seabridge Gold, S.A. de C.V.

___________________________________________ Rodrigo Sánchez Mejorada V.	________________________________________ Eduardo Robles Elías

Signed on April 27, 2006	Signed on April 27, 2006
___________________________________________ Scott Hartman Signed on April 27, 2006